SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.   )

Tiffany & Co.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

886547108
(CUSIP Number)

December 31, 2000
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

(X  )       Rule 13d-1(b)

(   )       Rule 13d-1(c)

(   )       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Second part of Cover Page

CUSIP NUMBER 886547108

(1) Names of Reporting Persons and IRS Identification Numbers of Above Persons (entities only):

Marsico Capital Management, LLC   --   84-1434992


(2)  Check the Appropriate Box if a Member of a Group:

Not applicable


(3)  SEC Use Only:


(4)  Citizenship or Place of Organization:

Delaware


Number of Shares Beneficially Owned by Each Reporting Person with:

(5)  Sole Voting Power			9,102,272

(6)  Shared Voting Power		  399,732

(7)  Sole Dispositive Power	      	9,502,004

(8)  Shared Dispositive Power		 	  0


(9)  Aggregate Amount Beneficially Owned by Each Reporting Person:

9,502,004


(10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions):

Not applicable


(11)  Percent of Class Represented by Amount in Row 9:

6.5% (based on 145,883,000 shares outstanding on 12/31/00)


(12)  Type of Reporting Person (See Instructions):

IA



SCHEDULE 13G

Item 1(a)  Name of Issuer:

Tiffany & Co.


Item 1(b)  Address of Issuer's Principal Executive Offices:

Tiffany & Co.
727 Fifth Avenue
New York, NY 10022


Item 2(a)  Name of Person Filing:

Marsico Capital Management, LLC


Item 2(b)  Address of Principal Business Office:

Marsico Capital Management, LLC
1200 17th Street
Suite 1300
Denver, Colorado 80202


Item 2(c)  Citizenship:

Delaware


Item 2(d)  Title of Class of Securities:

Common Stock


Item 2(e)  CUSIP Number:

886547108


Item 3 If the statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(e)  [X]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)


Item 4  Ownership:

(a)  Amount Beneficially Owned:	9,502,004 shares
(b)  Percent of Class:  6.5%
(c)  Number of shares as to which the person has:

(i)   Sole power to vote or to direct the vote				9,102,272
(ii)  Shared power to vote or to direct the vote		  	  399,732
(iii) Sole power to dispose or to direct the disposition of		9,502,004
(iv)  Shared power to dispose or to direct the disposition of	  	  0


Item 5  Ownership of Five Percent or Less of a Class:

Not applicable


Item 6  Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable


Item 8  Identification and Classification of Members of the Group:

Not applicable


Item 9  Notice of Dissolution of Group:

Not applicable


Item 10  Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete, and correct.

Dated:  July 26, 2001


MARSICO CAPITAL MANAGEMENT, LLC

Signature

Tom Kerwin, Compliance Counsel
303-454-5659